As filed with the Securities and Exchange Commission on February 27, 2018.

Investment Company Act of 1940 File No. 811-08529

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM
SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of
MONTEAGLE FUNDS
and
NASHVILLE CAPITAL CORPORATION

Please direct all written or oral communications concerning this Application to:

Charles R. Ropka, Esq.

Law Office of C. Richard Ropka, LLC
215 Fries Mill Road
Turnersville, New Jersey 08012
(856) 374-1744 – rropka@ropkalaw.com

with copies to:

Micah White, President
Nashville Capital Corporation
2506 Winford Avenue

Nashville, Tennessee 37211

This Application (including exhibits) consists of 19 pages.

The exhibit index appears on page 14.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

IN THE MATTER OF

APPLICATION PURSUANT TO SECTION 6(c)

MONTEAGLE FUNDS

OF THE INVESTMENT COMPANY ACT OF 1940

8000 Town Centre Drive, Suite 400

FOR AN ORDER OF EXEMPTION FROM

Broadview Heights, Ohio 44147

SECTION 15(a) OF THE ACT AND RULE

                                                                                                         18f-2 UNDER THE ACT AND FROM CERTAIN

And                                                                                                  DISCLOSURE REQUIREMENTS UNDER

 VARIOUS RULES AND FORMS

NASHVILLE CAPITAL CORPORATION

2506 Winford Avenue

Nashville, Tennessee 37211

Investment Company Act of 1940
File No. 811-08529

I.

INTRODUCTION

Monteagle Funds (“Monteagle Funds” or the “Trust”), on behalf of its separate series the Monteagle Fixed Income Fund, Monteagle Informed Investor Growth Fund, Monteagle Quality Growth Fund, Monteagle Select Value Fund, Monteagle Value Fund and The Texas Fund (the “Funds”) and Nashville Capital Corporation (“Nashville” or the “Adviser”) (together with the Trust, the “Applicants”), submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of the Trust as appropriate (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser” or collectively, the “Subadvisers”) to manage all or a portion of the assets of the Funds or future Funds1 pursuant to an investment Subadvisory Agreement with a Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers. 2  Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds (as defined below) from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the

1The Funds are each a series of the Trust. Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by Nashville or its successors, including any entity controlling, controlled by or under common control with Nashville or its successors (included in the term “Adviser”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (included in the term “Funds” and each individually, a “Fund”). The only existing investment company that currently intends to rely on the requested order, Monteagle Funds, is named as an Applicant. If the name of any Fund contains the name of a subadviser, the name of the Adviser will precede the name of the subadviser. The term “Board” also includes the board of trustees or directors of a future Fund. For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 If the Adviser wishes to use a subadviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or the Adviser (other than by reason of serving as a Subadviser to a Fund) (each, an “Affiliated Subadviser”) to assist with monitoring and/or management of certain markets with which the Affiliated Subadviser has expertise, shareholder approval of the Subadvisory Agreement with the Affiliated Subadviser will be obtained. The requested relief will not extend to an Affiliated Subadviser.

assets of such Funds pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Adviser will evaluate, allocate assets to and oversee the Subadvisers and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.

BACKGROUND

A.

The Trust - Monteagle Funds

Monteagle Funds is organized as a Delaware Statutory Trust and is registered under the 1940 Act as an open-end management investment company. As of January 1, 2018, Monteagle Funds offers shares in six (6) registered series, the. Monteagle Fixed Income Fund, Monteagle Informed Investor Growth Fund, Monteagle Quality Growth Fund, Monteagle Select Value Fund, Monteagle Value Fund and The Texas Fund.   Each Fund has its own investment objective, policies and restrictions and is managed by the Adviser and by one sub-adviser.

B.

The Adviser – Nashville Capital Corporation

The Funds’ Adviser, Nashville Capital Corporation (the “Adviser”), is a corporation organized under the laws of the State of Tennessee. Nashville is registered as an investment adviser, as defined in section 2(a)(20)(A) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will also be registered under the Advisers Act. Any Subadviser will either be registered under the Advisers Act or not be subject to such registration. The Adviser will provide investment management services to the Funds and will oversee the performance of the Subadvisers engaged for the Funds who in turn will be responsible for the complete day-to-day investment management for all or a portion of the Funds’ portfolios. Nashville serves as the sole investment adviser of the Funds. Nashville’s primary business activity is providing investment management services to the Funds pursuant to a Management Agreement with the Trust on behalf of each of its Funds (each an “Management Agreement” and collectively, the “Management Agreement”).3

Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application as required in condition #1 below. At all times following shareholder approval of the Manager of Managers Structure, the prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement. Before any future Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus that prominently discloses the operation of the Fund in the manner described in the Application, by the sole initial shareholder before offering the Fund’s shares to the public.

Under the terms of the Management Agreement, the Adviser will provide each Fund with overall investment management services, may provide day-to-day investment management services for a portion of any Fund, and will continuously review, supervise and administer each Fund’s investment program, subject to the supervision of, and policies established by, the Board. For the investment management services, it will provide to each Fund, the Adviser will receive the fee specified in the Management Agreement from such Fund, payable monthly at an annual rate based on

3 “Management Agreement” includes management agreements with an Adviser for the Monteagle Fixed Income Fund, Monteagle Informed Investor Growth Fund, Monteagle Quality Growth Fund, Monteagle Select Value Fund, Monteagle Value Fund and The Texas Fund and any future Funds. Nashville or another Advisor will enter into substantially similar investment Management Agreements to provide investment management services to each future Fund (each included in the term “Management Agreement”).

the average daily net assets of the Fund. The Management Agreement permits the Adviser to delegate certain responsibilities to one or more Subadvisers, subject to the approval of the Board.

Subject to Board review, the Adviser will be responsible for engaging Subadvisers, monitoring and evaluating Subadviser performance, and overseeing Subadviser compliance with the Fund’s investment objectives, policies and restrictions.4 The Adviser will select, monitor and evaluate Subadvisers for the Funds based primarily upon research, quantitative and qualitative analysis of a Subadviser’s skills and investment results in managing assets for specific asset classes, investment styles and strategies. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Management Agreement. Payments will be made by the Adviser to a Subadviser based on the average daily value of the relevant sub-advised Fund’s net assets allocated to the Subadviser, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement, and accrued basis.

The terms of each Management Agreement will comply with Section 15(a) of the 1940 Act. Each Management Agreement was or will have been approved by each Fund’s respective shareholder(s) and its Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Management Agreement be approved by the Board and the shareholders of the respective Funds.

The Adviser will supervise the overall investment program of each Fund and advise and consult with the Board, and each of the different Subadvisers. Subject to the review and approval of the Board, it will be the Adviser’s responsibility to select the Subadvisers, to allocate Fund assets among them, and to review their continued performance.

Subject to the supervision and direction of the Board and in addition to the day to day investment management services the Adviser may directly provide for a portion of any Fund, the Adviser will provide each Fund with investment management evaluation services principally by performing initial due diligence on prospective Subadvisers for the Fund and thereafter monitoring Subadviser performance. In evaluating prospective Subadvisers, the Adviser will consider, among other facts, each Subadviser’s: level of expertise; prior investment performance; investment process; investment philosophy; compliance programs; portfolio manager tenure; style; consistency; expenses; investment personnel; financial strength; quality of service; and client communications. The Adviser will communicate performance expectations and evaluations to the Subadvisers and ultimately recommend to the Board whether a Subadviser’s Subadvisory Agreement should be renewed, modified or terminated. The Adviser will negotiate and may renegotiate the terms of Subadvisory Agreements, including subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

C.

The Subadvisers and the Manager of Managers Structure

The day-to-day portfolio investment management of each Fund may be provided by one or more Subadvisers.5  Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each Subadviser for a Fund will: furnish continuously an investment program for the Fund (or portion thereof) it advises in accordance with the Fund’s stated investment objective and policies; make investment decisions for the Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of the Fund (or portion thereof for which it provides investment advice). Each Subadviser, and any future Subadviser, will be registered with the Commission (or not subject to such registration) as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice. The Adviser evaluates, allocates assets to and oversees the Subadvisers and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

If the requested relief is granted, each Subadvisory Agreement will be approved by the Board6, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act (other than the requirement to obtain shareholder approval). Each Subadviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Independent Trustees. Each Subadviser

4 Nashville Capital Corporation hired each of the Monteagle Funds’ subadvisers in compliance with Section 15(a) of the 1940 Act including shareholder approval.  In the future, additional Subadvisers may be hired using the criteria described in this Application.  As of the date of this Application, the Adviser has entered into subadvisory agreements with the Monteagle Fixed Income Fund, Monteagle Informed Investor Growth Fund, Monteagle Quality Growth Fund, Monteagle Select Value Fund, Monteagle Value Fund and The Texas Fund.  Each Subadviser is not be an “affiliated person” of the Adviser, as that term is defined in Section 2(a)(3) of the 1940 Act.

5 Under the terms of the Management Agreement, the Adviser will also have the authority to manage the assets of any Fund directly

6 The term “Broad” shall include the current Board of Trustees of the Trust and all future Boards of Trustees of the Trust.

will perform its services pursuant to a written Subadvisory Agreement with the Adviser. This process will be repeated each time a new Subadviser is proposed for a Fund. The requested relief will not extend to any subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust, a Fund, or the Adviser, other than by reason of serving as a Subadviser to one or more of the Funds or as an adviser or subadviser to any series of the Trust other than the Funds (“Affiliated Subadviser”). Moreover, if a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage. Currently, there are two (2) Funds which are sub-advised by the same subadviser.

As required by Sections 15(a) and (c) of the 1940 Act, each Subadvisory Agreement will: (i) precisely describe all compensation paid to the Subadviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on not more than 60 days written notice to the Subadviser; and (iv) terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

Shareholders of the Funds will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Subadvisers. The Adviser will be compensated from the Funds for its general management services (and portfolio management and securities selection services for the portions of each Fund that the Adviser may manage directly). The Adviser will compensate the Subadvisers out of the advisory fee paid by a Fund to the Adviser under the Advisory Agreement. The Subadvisers will be compensated by the Adviser for their portfolio management, securities selection and other services at a specified rate of the average daily net assets of the portion of the Fund’s portfolio that the Subadviser manages directly.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser will periodically gather and analyze certain performance information regarding the Funds. If a Fund under-performs relevant indices or its peer group overtime, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement or additional Subadvisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order, if the operation of the Fund in the manner described in this Application has not been approved as provided in condition #1 set out in Section IV below.  Each Fund’s prospectus will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition #2 set out in Section IV below.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and to make material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will continue to obtain the approval of the Board (including a majority of the Independent Trustees) when Subadviser changes are made, when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Fund will not be sought or obtained.7  The Management Agreement between the Adviser and the Trust, with respect to each Fund, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22 (c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) and Sections 607(2)(a), (b) and (c) of Regulation S-X. Applicants believe that this relief should be granted for the following reasons: (1) the Adviser will operate each Fund for which a Subadviser serves as an investment adviser in a manner sufficiently different from that of conventional

7 Applicants acknowledge that subadvisory agreements (and amendments) that are with Affiliated Subadvisers or which raise the aggregate advisory rate fees charged to the Fund will remain subject to shareholder vote regardless of any exemptive relief granted.

investment companies that disclosure of the fees that the Adviser pays to each of these Subadvisers would not serve any meaningful purpose; (2) the relief will benefit shareholders by enabling the Funds advised by Subadvisers to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to the Funds advised by Subadvisers.

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty (60) days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a) (4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund. Each Fund’s prospectus will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund, will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors the Subadvisers for adherence to their specific strategy, continuously supervises and monitors the Subadvisers’ performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition #2 at all times following that approval.

III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person. . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities. . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . ..

These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage all or a portion of the assets of a Fund or a new materially amended contract is entered into with an existing Subadviser.

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Management Agreement. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.

Discussion

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers. Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of a Fund’s assets to various Subadvisers. Those assets not managed by a Subadviser are managed by the Adviser. This is a service that the Adviser believes can add value to the investments of the Fund’s shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors or strategies in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to not only manage the assets of the Fund, but to also evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular strategy. Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.8

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for a Fund’s assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with each Fund’s respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or Monteagle Funds. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or by the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a

8 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part 111(D)(2).

Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Each Management Agreement is, and will remain, fully subject to the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. All Subadvisory Agreements with any Affiliated Subadvisers will also remain fully subject to these requirements. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  The Adviser believes that investors choose the Funds in part because of the added value to the Funds from the Adviser who has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund. Although only the Adviser’s fee is payable directly by each of the Funds, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI’) of the Funds will include all information required by Form N-1A concerning the qualifications of each respective Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. Furthermore, if a new Subadviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement, as applicable) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Management Agreements.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new Management Agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each existing Management Agreement has received, and each future Management Agreement will receive, shareholder approval. In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial shareholder will approve the Manager of Managers Structure. However, because the order requested in this Application will be granted (if in fact granted) after the existing Monteagle Funds have commenced their public offerings, each Monteagle Fund will obtain the approval of the Manager of Managers Structure from the holders of those Funds’ outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.  For any Funds that commence the registration process while this Application is pending, such Fund will each rely upon the approval of the Manager of Managers Structure by the Fund’s initial shareholder and disclosure in the Fund’s prospectus at all times following that approval and the filing of the Application that the Funds have applied for exemptive relief to operate under a multi-manager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s initial shareholder did not approve the Manager of Managers Structure prior to the public offering, the Fund will obtain that approval from its shareholders.

Each Fund’s prospectus will disclose or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a

9 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Securities Exchange Act of 1934 (the “Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statement will be filed electronically with the commission via the EDGAR system.

material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Disclosure of Subadvisers’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its registration statement the method of calculating the advisory fee payable by a registered investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Regulation S-X under the Securities Act of 1933 sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Subadvisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trust to disclose for a Fund (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadviser, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”). For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser. All other items required by Sections 6-07(2)(a),(b) and (c) of Regulation S-X will be disclosed.

2.	Discussion in Support of the Application

The Applicants seek an exemption to permit the Funds to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. The Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds using one or more Subadvisers in a manner different from that of conventional investment companies such that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate the Funds using one or more Subadvisers in a manner substantially different from that of conventional investment companies. By investing in such a Fund, shareholders will hire the Adviser to manage the Fund’s assets in conjunction with using its investment subadviser selection and monitoring process, in addition to hiring its own employees to manage certain Fund assets directly, as applicable. The Adviser, under the overall supervision of the Board, will take ultimate responsibility for overseeing

Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from the Fund out of which it will compensate all Subadvisers. Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.10

Each Fund's prospectus will disclose the advisory fee paid to the Adviser from a Fund's assets, out of which the Adviser will compensate the Subadviser(s), if any, of the Fund. The SAI will provide the Aggregate Fee Disclosure. Thus, each shareholder will possess information to determine whether, in that shareholder’s judgment, the total package of services is priced reasonably in relation to the services and costs that the shareholder could obtain elsewhere. The fee payable to the Adviser by a Fund will not be increased without the approval of the shareholders of the Fund.

For the reasons stated above, the granting of the Applicants’ request for relief for Aggregate Fee Disclosure is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

3.

Discussion of Precedents

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15 (a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., See, e.g., Series Portfolios Trust and Highmore Group Advisors, LLC, Investment Company Act Release Nos. 32660 (August 2, 2016) (notice) and 32684 (August 30, 2016) (order) (“Highmore”); Managed Portfolios Trust and Port Street Investments, LLC, Investment Company Act Release Nos. 32201 (August 2, 2016) (notice) and 32245 (August 30, 2016) (order); Trust for Professional Managers and William Blair & Company, L.L.C., Investment Company Act Release Nos. 31435 (January 28, 2015) (notice) and 31464 (February 23, 2015) (order) (“Wm. Blair”); Trust for Professional Managers and Aurora Investment Management L.L.C., Investment Company Act Release Nos. 30510 (May 8, 2013) (order) and 30460 (April 12, 2013) (notice) (“Aurora”).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Subadvised Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition #2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Subadvised Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.

The Subadvised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.

The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

10 The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

Independent legal counsel, as defined in rule 01(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

9.

Whenever a subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

11.

No trustee or officer of the Trust or a Subadvised Fund, or member, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

12.

Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.

Any new Subadvisory Agreement or any amendment to an existing Management Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Subadvised Fund’s shareholders for approval.

14.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Monteagle Funds

Nashville Capital Corporation

8000 Town Centre Drive, Suite 400

2506 Winford Avenue

Broadview Heights, Ohio 44147

Nashville, Tennessee 37211

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Charles R. Ropka, Esq.

Law Office of C. Richard Ropka, LLC

215 Fries Mill Road

Turnersville, New Jersey 08012

with copies to:

Brandon Pokersnik

Mutual Shareholder Services, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio 44147

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-l and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-l and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940

Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

MONTEAGLE FUNDS

February 27, 2018

By: /s/ Paul Ordonio

Name: Paul Ordonio
Title: President

NASHVILLE CAPITAL CORPORATION

February 27, 2018

By: /s/ Micah White

Name: Micah White
Title: President

EXHIBIT INDEX

Exhibit A-1. Authorization of Monteagle Funds Required Pursuant to Rule 0-2(c)(l)

Exhibit A-2. Authorization of Nashville Capital Corporation Required Pursuant to Rule 0-2(c)(l)

Exhibit B-1. Verification of Monteagle Funds Required Pursuant to Rule 0-2(d)

Exhibit B-2. Verification of Nashville Capital Corporation Required Pursuant to Rule 0-2(d)

EXHIBIT A-1

AUTHORIZATION

OF

MONTEAGLE FUNDS

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant. Paul Ordonio is authorized to sign and file this document on behalf of Monteagle Funds, pursuant to the general authority vested in him as President and pursuant to the following resolutions adopted by the Board of the Trust on October 11, 2017:

“RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute and file with the SEC, an application for an order of exemption, and any amendments thereto under Section 6(c) of the 1940 Act, granting, to the extent requested, (i) exemptions from the provisions of Section l5(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees and without obtaining shareholder approval, (A) to select any type of unaffiliated investment adviser (as defined in Section 2(a)(20) of the 1940 Act) to serve as portfolio managers (each a “Sub-Adviser”) for the Fund, or any future series of the Trust, and to enter into investment Subadvisory Agreements (each a “Subadvisory Agreement”) with such Subadvisers, and (B) to materially amend existing Subadvisory Agreements on behalf of the Fund or any future series of the Trust; and (ii) exemptions from certain requirements to disclose subadvisory fees, including (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended; and (C) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X;

FURTHER BE IT, RESOLVED, that the officers of Trust be, and each hereby is, authorized and directed to execute and deliver all documents and take all other action as may be necessary or appropriate in order to effectuate the foregoing resolution.”

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October 2017.

MONTEAGLE FUNDS

/s/ Paul Ordonio

Paul Ordonio, President

EXHIBIT A-2

AUTHORIZATION

OF

NASHVILLE CAPITAL CORPORATION

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant. Micah White is authorized to sign and file this document on behalf of Nashville Capital Corporation, pursuant to the general authority vested in him as President.

NASHVILLE CAPITAL CORPORATION

/s/ Micah White

Micah White, President

EXHIBIT B-1

VERIFICATION

OF

MONTEAGLE FUNDS

The undersigned states that he has duly executed the attached application dated February 27, 2018 for and on behalf of Monteagle Funds; that he is the President of such entity; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MONTEAGLE FUNDS

/s/ Paul Ordonio

Paul Ordonio, President

EXHIBIT B-2

VERIFICATION

OF

NASHVILLE CAPITAL CORPORATION

The undersigned states that he has duly executed the attached application dated February 27, 2018 for and on behalf of Nashville Capital Corporation; that he is the President of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NASHVILLE CAPITAL CORPORATION

/s/ Micah White

Micah White, President